Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

 For more information,
please see Kinross’ 2012 second quarter
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2012 second quarter results

Toronto, Ontario – August 8, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2012.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page nine of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude Crixás due to its disposal.)

Financial and operating highlights:

●	Production1: 632,772 gold equivalent ounces, compared with 660,807 ounces in Q2 2011.

●	Revenue: $1,006.7 million, compared with $963.6 million in Q2 2011.

●	Production cost of sales2: $725 per gold equivalent ounce, compared with $569 in Q2 2011.

●	Attributable margin3: $843 per ounce sold, compared with $879 in Q2 2011.

●	Adjusted operating cash flow4: $270.5 million, compared with $404.8 million in Q2 2011. Adjusted operating cash flow per share was $0.24, compared with $0.36 in Q2 2011.

●	Adjusted net earnings4, 5: $156.0 million, compared with $222.6 million in Q2 2011. Adjusted net earnings per share were $0.14, compared with $0.20 in Q2 2011.

●	Reported net earnings5: $115.8 million, or $0.10 per share, compared with $244.3 million, or $0.22 per share, for Q2 2011.

●
Outlook: As a result of Kinross’ disposition of its 50% interest in Crixas, the Company now expects to produce approximately 2.5-2.6 million gold equivalent ounces in 2012 from its continuing operations, compared with its previous forecast of 2.6-2.8 million gold equivalent ounces. The Company remains on track to meet its 2012 production forecast excluding the adjustment for Crixás. Cost of sales for 2012 are now forecast to be $690-$725 per ounce, compared with the previous forecast of $670-$715, due to higher forecast production cost of sales per ounce in West Africa and South America.

●	Dividend: The Board of Directors declared a dividend of $0.08 per share payable on September 28, 2012 to shareholders of record at the close of business on September 21, 2012.

Other developments:

●	The Board of Directors has appointed J. Paul Rollinson, formerly Executive Vice-President, Corporate Development, as Chief Executive Officer of Kinross, replacing Tye W. Burt.

●
Kinross continues to advance its capital and project optimization process.  At Tasiast, the Company has elected to undertake a pre-feasibility study (PFS) for construction of a mid-sized CIL mill in the 30,000 tonne per day range, for purposes of comparison with a 60,000 tonne per day mill option. Construction of the Dvoinoye project progressed well through the second quarter. Dvoinoye remains on schedule to deliver first ore to the upgraded Kupol mill in the second half of 2013.

●	The Company is launching a comprehensive cost reduction initiative with a focus on reducing operating, capital and other costs across the organization.

●	Kinross divested its 50% interest in the Crixás mine in the second quarter, consistent with its strategy of portfolio optimization and focusing resources on core operations and priority projects.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production, and do not include production from Crixás due to its disposal.
2 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost of sales per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced to reflect a 90% ownership interest in Chirano sales. Production cost of sales is equivalent to total cost of sales (per the financial statements), less depreciation, depletion, amortization, and impairment charges.
3 “Attributable margin per ounce sold” is a non-GAAP measure and defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4 Reconciliation of non-GAAP measures are provided on page eleven of this news release.
5 “Net earnings” figures in this release represent “net earnings from continuing operations attributed to common shareholders.”

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to second quarter 2012 results:

“I am honoured to have been asked to lead Kinross during this challenging time in our industry. Kinross has an enviable foundation, with a skilled and committed team across the organization, a high quality asset portfolio, and a strong financial base.

“I’ve been given the mandate from the Board to ensure that we deliver on the capital and project optimization process we announced earlier this year. This means striking the right balance between the objective of growing the business and generating free cash flow. It also means taking the time to get our growth projects right in terms of scale, sequencing, timing, and capital, in order to deliver the best return from every dollar we invest while maintaining our financial strength and liquidity.

“In addition, given rising costs, I believe we need to get back to the fundamentals of our business. To that end, I am launching a company-wide cost reduction initiative aimed at improving capital efficiency, reducing costs, and increasing margins. This may require tough decisions in a number of areas to ensure that we maximize free cash flow and shareholder returns.”

Financial results

Summary of financial and operating results

		Three months ended		Six months ended
		June 30,		June 30,
	(dollars in millions, except per share and per ounce amounts)	2012	2011	2012	2011

	Total gold equivalent ounces(a)(e) - Produced (c)	654,243	696,631	1,266,081	1,397,110
	Total gold equivalent ounces(a)(e) - Sold (c)	656,447	704,447	1,285,952	1,423,024

	Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	639,138	681,193	1,235,087	1,366,859
	Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	640,836	688,282	1,253,188	1,393,240

	Total attributable gold equivalent ounces(a)(e) - Produced (c)	647,877	676,245	1,252,124	1,319,102
	Total attributable gold equivalent ounces(a)(e) - Sold (c)	650,149	685,823	1,271,829	1,346,611

	Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	632,772	660,807	1,221,130	1,288,851
	Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	634,538	669,658	1,239,065	1,316,827

	Financial Highlights from Continuing Operations (d)
	Metal sales	$1,006.7	$963.6	$2,014.8	$1,881.7
	Production cost of sales	$464.9	$389.0	$917.5	$760.5
	Depreciation, depletion and amortization	$157.0	$146.3	$299.7	$297.0
	Operating earnings	$258.8	$352.8	$561.7	$677.9
	Net earnings from continuing operations attributed to common shareholders	$115.8	$244.3	$215.4	$490.5
	Basic earnings per share from continuing operations attributable to common shareholders	$0.10	$0.22	$0.19	$0.43
	Diluted earnings per share from continuing operations attributable to common shareholders	$0.10	$0.21	$0.19	$0.43
	Adjusted net earnings from continuing operations attributed to common shareholders(b)	$156.0	$222.6	$352.3	$394.2
	Adjusted net earnings from continuing operations per share(b)	$0.14	$0.20	$0.31	$0.35
	Net cash flow of continuing operations provided from operating activities	$77.4	$346.6	$453.9	$687.2
	Adjusted operating cash flow from continuing operations(b)	$270.5	$404.8	$591.2	$795.5
	Adjusted operating cash flow from continuing operations per share(b)	$0.24	$0.36	$0.52	$0.70
	Average realized gold price per ounce from continuing operations	$1,568	$1,448	$1,605	$1,386
	Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$725	$565	$732	$546
	Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$725	$569	$732	$555
	Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$658	$504	$655	$485

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
“Adjusted net earnings from continuing operations attributed to common shareholders”, “Adjusted net earnings from continuing operations per share”, “Adjusted operating cash flow from continuing operations”, “Adjusted operating cash flow from continuing operations per share”, “Consolidated production cost of sales from continuing operations per equivalent ounce sold”, “Attributable production cost of sales from continuing operations per equivalent ounce sold”, and “Attributable production cost of sales from continuing operations per ounce sold on a by-product basis” are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included on page 11 of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2012 was 54.77:1, compared with 39.67:1 for the second quarter of 2011 and for the first six months of 2012 was 53.17:1, compared with 41.47:1 for the first six months of 2011.

(d)	The comparative figures have been recast to exclude Crixás results due to its disposal.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás.

p. 2 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on Q2 2012 attributable gold equivalent production from continuing operations, and do not include Crixás production:

Kinross produced 632,772 attributable gold equivalent ounces from continuing operations in the second quarter of 2012, a 4% decrease over the second quarter of 2011, mainly due to an anticipated decline in grade at Kupol and Kettle River-Buckhorn, and the expected increase in processing of lower-grade stockpile ore at La Coipa. Production increased by 8% in Q2 2012 compared with Q1 2012. Based on the full-year mining plan for 2012, Kinross expects an increase in production during the second half in North America and South America, and remains on track to be within its full-year 2012 production forecast range (excluding the adjustment in guidance due to the disposition of its interest in Crixás).

Production cost of sales per gold equivalent ounce2 was $725 compared with $569 for the second quarter of 2011, mainly due to increased processing of lower grade ore, as well as higher costs for energy, labour, and consumables. On a quarter-over-quarter basis, compared with Q1 2012, production cost of sales were reduced by $15 per gold equivalent ounce, due primarily to increased production. Production cost of sales per gold ounce on a by-product basis was $658 in the second quarter of 2012, compared with $504 in Q2 2011, based on Q2 2012 attributable gold sales of 589,369 ounces and attributable silver sales of 2,473,973 ounces.

Revenue from metal sales was $1,006.7 million in the second quarter of 2012, compared with $963.6 million during the same period in 2011, an increase of 4%, due to a higher average realized gold price. The average realized gold price was $1,568 per ounce in Q2 2012, compared with $1,448 per ounce for Q2 2011.

Kinross’ margin per gold equivalent ounce sold3 was $843 for the second quarter of 2012, a decrease of 4% compared with Q2 2011, due primarily to higher production cost of sales per ounce for the quarter.

Adjusted operating cash flow4 was $270.5 million for the quarter, or $0.24 per share, compared with $404.8 million, or $0.36 per share, for Q2 2011. Cash and cash equivalents were $1,340.3 million as at June 30, 2012 compared with $1,766.0 million as at December 31, 2011.

Adjusted net earnings4, 5 were $156.0 million, or $0.14 per share, for Q2 2012, compared with $222.6 million, or $0.20 per share, for Q2 2011.

Reported net earnings5 were $115.8 million, or $0.10 per share, for Q2 2012, compared with reported net earnings of $244.3 million, or $0.22 per share, for Q2 2011. Reported net earnings were lower mainly due to lower production and increases in production cost of sales, which were partially offset by a higher realized gold price.

Capital expenditures were $431.2 million for Q2 2012, compared with $408.8 million for the same period last year, an increase due mainly to project-related expenditures at Tasiast, and capital mine development at Fort Knox and Round Mountain.

Operating results

Mine-by-mine summaries for second quarter 2012 operating results may be found on pages 14 and 18 of this news release. Highlights include the following:

North America: As per plan, Q2 production for North America was higher than Q1 2012, and production is expected to increase in the second half, mainly due to accelerated heap leach processing and improved mill processing grades at Fort Knox. For the full-year 2012, production for the region is expected to be at the high end of the regional guidance range.

The quarter-over-quarter production increase for both Fort Knox and Round Mountain was the result of improved heap leach performance, while Kettle River-Buckhorn’s decrease in production relative to Q1 2012 was due to an anticipated decline in grades. The year-over-year production increase at Round Mountain was a result of improved leach performance, while the production decrease at Fort Knox and Kettle River-Buckhorn was mainly a result of lower grades. Costs improved for the region compared to last quarter mainly due to higher production, while costs were higher compared with the same period last year, largely as a result of higher input costs and lower grades.

p. 3 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Russia: Production at Kupol was lower year-over-year, mainly due to an expected reduction in gold and silver grades. With record mill throughput for the quarter and improved gold grades, Q2 2012 production improved considerably compared with Q1 2012. All performance metrics remain strong at Kupol, and production is expected to be at the high end of the regional guidance range for full-year 2012.

West Africa: Regional results for the quarter were negatively impacted by lower than expected production and higher costs per ounce at Tasiast. Performance at Tasiast in Q2 was impacted by several factors, including lower than expected mill gold grades in the Piment orebody (as discussed below), lower than expected dump leach production, and the previously-disclosed illegal work stoppage in June, which resulted in four days of lost production.

The Company is undertaking further analysis to better understand the variability in gold grade that has been encountered in the banded iron formation-type ore currently being mined in the Piment pits. It is expected that mill grades in the second half of 2012 will be lower than previously expected, and that Tasiast production for the second half will be lower than planned. The Company does not expect that similar grade variability will be encountered in the greenschist-style mineralization in the West Branch orebody, given the type of mineralization at West Branch, its much higher degree of grade continuity, and geologic knowledge of the deposit based on extensive infill drilling data.

Production at Tasiast in the second quarter also continued to be impacted by the presence of near-surface, high-clay felsite material in the West Branch orebody, which affected gold production from the leach pads. The felsite material is now being stockpiled, to be blended and milled at a later date, and the leach pads are percolating as expected. Dump leach production in the second half is expected to be lower than planned, due to inefficiencies in the existing water pipeline, which are reducing the amount of make-up solution available for leaching. An additional interim water pipeline drawing water from existing boreholes has been constructed and commissioned, and repairs will be made to the existing pipelines, which will progressively improve water availability through the second half of the year.

As a result of lower than expected production at Tasiast in the first half, and a reduction in forecast production for Tasiast in the second half, the Company has reduced its regional production guidance range and increased its cost of sales range for West Africa for the full-year 2012 (see Outlook section of this news release).

Chirano’s production for the quarter was lower than Q1 2012 as a result of lower plant throughput, which was due to crusher and mill maintenance issues, and periodic electric power outages.

South America: Second quarter results were lower year-over-year, mainly due to anticipated lower gold grades at Maricunga and lower silver grades at La Coipa, as well as a less favourable gold to silver ratio, impacting equivalent gold production. Production at Paracatu increased year-over-year due to higher mill throughput. However, grades and recoveries were lower, contributing to higher unit costs.

Production at Paracatu is expected to increase in the second half of the year due to higher anticipated grades and expected improvements in recovery and operating efficiency. La Coipa production is also expected to improve in the second half of the year, as the operation shifts from processing mostly stockpile material to processing ore from the Can Can and Ladera Farellon pits.

Regional production costs were higher compared with the same period last year, mainly as a result of declining grades, higher energy costs, higher labour costs, and less favourable currency hedges in Brazil. Full-year production and cost guidance for the South America region has been adjusted to reflect the sale of Crixás (see Outlook section of this news release).

p. 4 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Project update and new developments
The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page nine of this news release.

Capital and project optimization process

Kinross continues to advance its capital and project optimization process announced on January 16, 2012. Key findings to date include the identification of smaller-scale processing options for the Tasiast expansion and Lobo-Marte project, as discussed below. In addition, the Company is launching a cost reduction initiative, with the objective of reducing capital and operating costs across all operations and development projects.

Tasiast expansion project

As previously disclosed, Kinross has undertaken a review of project development alternatives to those included in the original Tasiast scoping study, with the objective of improving overall project economics and reducing capital cost and project execution risk.

The Company has studied numerous processing options at Tasiast, including the four options mentioned in the March 31, 2012 Tasiast technical report and variations on these, with the aim of identifying the optimum processing approach for the Tasiast orebody.

Based on this analysis, Kinross has elected to undertake a PFS for construction of a mid-sized, expandable CIL mill in the 30,000 tonne per day range, for purposes of comparison with a 60,000 tonne per day mill option. The PFS is expected to be completed in the first quarter of 2013. In parallel, ongoing evaluation regarding mine planning and phasing options for a 60,000 tonne per day option will continue. Heap leach testing is expected to be completed in the fourth quarter of 2012, and the results will be evaluated as part of the overall processing strategy, including a potential expansion of current dump leach production.

The case for a mid-sized, expandable CIL mill is based on the impact of industry-wide pressures on capital costs, and a better understanding of the Tasiast orebody and associated mine plan. Notwithstanding lower production in the initial years of operation, a staged approach to the Tasiast expansion could reduce initial capital costs and project execution risk, while delivering a rate of return comparable to constructing a larger initial mill.

If the Company ultimately selects a processing option or combination of options other than the current 60,000 tonne per day mill base case, including a substantially revised 60,000 tonne per day mill option, the Company will determine at that time whether an impairment test is required with respect to the carrying value of the Tasiast cash generating unit (CGU). In accordance with IFRS, the Company would be required, as of the end of the quarterly reporting period in which such a selection is made, to conduct an impairment analysis of the Tasiast CGU if the economics of the selected processing option or combination of options appears to have an adverse effect on the recoverability of the carrying value of the CGU. An impairment analysis would otherwise only be done as of the end of the fiscal year assuming an absence of other relevant indications of impairment prior to that time.

An update on Exploration activity at Tasiast is included in the “Exploration update” below.

Kinross has received approval from the Mauritanian government for the Phase 2 project Environmental Impact Assessment (EIA), which covers all proposed mining and processing activities that are expected to occur within the mine site boundary under various scenarios.

Dvoinoye

Construction of the Dvoinoye project progressed well through the second quarter and, as previously disclosed, is scheduled to deliver first ore to the upgraded Kupol mill in the second half of 2013. Underground development is 37% complete and progressing slightly ahead of plan with 1,400 metres completed during the quarter. Total underground development has passed 3,700 metres since development began in 2011.

p. 5 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Construction of surface infrastructure and facilities has continued as planned and is 22% complete. Expansion of the temporary camp to 400 beds was completed successfully and now accommodates all construction, underground and exploration personnel. The 365-bed permanent camp foundations are near completion and construction of the facility has begun.

Construction of the all-season road between Dvoinoye and Kupol has progressed well, with 51 kilometres of the total 84 kilometres now complete. The design and procurement of a single river bridge crossing is currently underway and installation is scheduled after the forthcoming winter period. All necessary permits for the current scope of underground development and construction activities are in place.

Fruta del Norte

Negotiations with the Ecuadorean government on an enhanced economic package at Fruta del Norte (FDN) are progressing, with the objective of reaching balanced agreements on exploitation and investment protection for the project. Continued spending on development at FDN will depend on successfully concluding such agreements.

In July, Ecuador’s Ministry of Environment approved the Environmental Impact Assessment for construction and operation of the underground mine at FDN. The Ministry review of the EIA for the processing plant is continuing.

Lobo-Marte

Kinross has completed a review to identify possible project optimization options at Lobo-Marte. Given industry-wide pressure on capital costs, the Company is considering smaller project options to those envisaged in the project pre-feasibility study, with the aim of reducing initial capital requirements and project execution risk. The Company is limiting capital spending at Lobo-Marte to further project study and permitting. Project permitting continues and is expected to be completed in Q4 2012.

Other projects

Construction of the Paracatu fourth ball mill continues to advance on schedule and the project remains on target to be operational in the third quarter of 2012.

The Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant was completed on schedule in the second quarter and commissioning is proceeding.

Exploration update

Total exploration expenditures for the second quarter of 2012 were $66.2 million, including $54.2 million for expensed exploration and $12.0 million for capitalized exploration. Exploration expenditures for the same period in 2011 totaled $47.8 million.

Kinross was active on more than 25 mine site, near-mine and greenfields initiatives in the second quarter of 2012, with drilling across all projects totalling 212,870 metres. Total year-to-date drilling is 372,752 metres. Highlights of the second quarter exploration program include:

●
Tasiast: In the second quarter, exploration drilling at Tasiast focused on step-out and district drilling. One core and eight reverse circulation (RC) rigs were in operation throughout the quarter, drilling a total of 1,062 holes for 112,472 metres. Near the mine, approximately 7,059 metres were drilled, testing for extensions of mineralization below the West Branch-Piment pit and Prolongation pit. Assay results from deep drilling have returned encouraging intercepts at Prolongation and West Branch South.

Outside of the eight kilometre mine corridor, 42 core holes and 986 RC holes were completed at various district targets totalling approximately 104,809 metres. The majority of this work was directed at targets within the Aouéouat area, 10 kilometres north of the Tasiast processing facility. Drilling was completed on 400 metre spaced sections along the Tasiast shear zone resulting in the identification of five new target areas. Preliminary results are encouraging with gold mineralization encountered above the base of oxidation on most drill fences.

p. 6 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

●
La Coipa: Seventy-eight holes were drilled at La Coipa for a total of 28,150 metres during the second quarter. The majority of the work was completed on the CMLC Joint Venture property (75% Kinross) where drilling continued to delineate the zone of oxide mineralization at Pompeya. Initial step-out drilling in the vicinity of Pompeya returned highly encouraging results of a similar mineralization style 250 metres southeast of the main deposit.

Drilling in the district tested the Catalina target and returned encouraging oxide mineralization 750 metres southeast of Pompeya. Infill drilling at Pompeya is expected to be completed by the end of August. The rigs will be deployed to follow-up step-out results towards the end of Q3 and into Q4.

Recent transactions

On June 28, 2012, Kinross completed the previously announced purchase and sale agreement to sell its 50% interest in the Crixás (Serra Grande) gold mine in Brazil to an affiliate of AngloGold Ashanti Ltd. for gross cash proceeds of $220 million.

Board of Directors update

George F. Michals, 76, has retired from the Kinross Board of Directors. Mr. Michals served on the Kinross Board since 2003. Kinross thanks him for his distinguished service and many contributions to the Company.

J. Paul Rollinson, the newly appointed CEO of Kinross, has been appointed to the Board of Directors, replacing Tye W. Burt, the former CEO.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page nine of this news release.

Due to the disposition of Kinross’ 50% interest in Crixás on June 28, 2012, the Company’s share of Crixás’ full-year forecast, including production of approximately 70,000 gold equivalent ounces, has been removed from the consolidated 2012 production forecast. As a result, Kinross now expects to produce approximately 2.5-2.6 million gold equivalent ounces in 2012 from its continuing operations, compared with its previous 2012 production forecast of 2.6-2.8 million gold equivalent ounces. The Company remains on track to be within its full-year 2012 production forecast range, excluding the adjustment in guidance due to the disposition of its interest in Crixás.

On a regional basis, the Company has also revised its production forecast from continuing operations as summarized in the table below. Forecast increases in production in North America and Russia are expected to offset a forecast reduction in West Africa, while South America’s forecast production has been adjusted to reflect the sale of Crixás.

The Company has revised its forecast full-year production cost of sales, which are now expected to be $690-725 per gold equivalent ounce from continuing operations compared with the previous forecast of $670-715, as a result of higher expected production cost of sales per ounce in West Africa and South America.

The table below summarizes revisions to production and cost of sales guidance on a regional and consolidated basis.

p. 7 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Region	Previous production forecast (gold equivalent oz)	Revised production forecast from continuing operations (gold equivalent oz)	Previous cost of sales forecast ($ per gold equivalent oz)	Revised cost of sales forecast from continuing operations ($ per gold equivalent oz)
South America	930,000-1,030,000	890,000-930,000	780-850	830-870
North America	620,000-660,000	640,000-660,000	620-660	Unchanged
West Africa (attributable)	500,000-560,000	430,000-460,000	740-800	780-820
Russia	525,000-565,000	535,000-565,000	470-495	Unchanged
Total Kinross	2.6-2.8 million	2.5-2.6 million	670-715	690-725

Material assumptions used for the updated production cost of sales forecast are the same as previously disclosed assumptions for the gold and oil price. The silver price assumption has changed to $27 per ounce for the second half of 2012, compared with the previous assumption of $30 per ounce. Assumptions for foreign exchange rates have also remained the same, except for the Brazilian real, Ghanaian cedi and the Euro, which are as follows for the second half of 2012:

●	2.00 Brazilian reais to the U.S. dollar, compared with 1.75 Brazilian reais to the U.S. dollar
●	1.90 Ghanaian cedi to the U.S. dollar, compared with 1.60 Ghanaian cedi to the U.S. dollar
●	1.25 U.S. dollar to the Euro, compared with 1.35 U.S. dollar to the Euro.

The Company has revised its by-product production guidance from continuing operations for 2012 as follows:

	Previous by-product production forecast (ounces)	Revised by-product production forecast from continuing operations (ounces)
Gold	2.5-2.6 million	2.35-2.45 million

Silver	7.5-8.0 million	9.0-9.5 million

Kinross has lowered its 2012 by-product cost per ounce sold for continuing operations to $605-655 from the previously disclosed $620-665, mainly due to higher silver production from continuing operations in 2012.

The Company’s depreciation, depletion and amortization is forecast to be approximately $235 per gold equivalent ounce, compared with the previously-stated guidance of $200 per gold equivalent ounce.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, August 9, 2012 at 8 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

p. 8 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ unaudited second quarter 2012 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited second quarter 2012 financial statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 9 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aim”, ‘‘plans’’, “pursue”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘scheduled’’, “timeline” or “timetable”, ‘‘estimates’’, ‘‘forecasts”, “suggests”, “guidance”, “objective”, “opportunity”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets”, “models”, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (12) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (13) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (14) goodwill and/or asset impairment potential and (15) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class action in Canada and/or the U.S.; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $5 impact in production cost of sales per ounce.6
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p.10 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations Reconciliation
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Net earnings from continuing operations attributed to common shareholders - as reported	$115.8	$244.3	$215.4	$490.5

Adjusting items:
Foreign exchange (gains) losses	13.5	(7.4)	6.2	(21.9)
Non-hedge derivatives gains - net of tax	(3.4)	(7.6)	(13.5)	(48.6)
(Gains) losses on acquisition/disposition of assets and investments - net of tax	0.3	(0.4)	0.3	(31.2)
FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	9.6	(10.6)	12.1	(1.6)
Change in deferred tax due to a change in Ghanaian corporate income tax rate	-	-	110.3	-
Taxes in respect of prior years	-	-	1.3	-
Impairment of investments	20.2	-	20.2	-
Inventory fair value adjustment - net of tax	-	4.3	-	7.0
	40.2	(21.7)	136.9	(96.3)
Net earnings from continuing operations attributed to common shareholders - Adjusted	$156.0	$222.6	$352.3	$394.2

Weighted average number of common shares outstanding - Basic	1,138.1	1,135.8	1,138.5	1,134.9
Net earnings from continuing operations per share - Adjusted	$0.14	$0.20	$0.31	$0.35

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 11 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow from Continuing Operations
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Net cash flow of continuing operations provided from operating activities - as reported	$77.4	$346.6	$453.9	$687.2

Adjusting items:
Close out and early settlement of derivative instruments	(20.3)	-	(48.7)	-
Working capital changes:
Accounts receivable and other assets	53.0	131.8	85.4	167.9
Inventories	50.2	(11.7)	48.6	2.5
Accounts payable and other liabilities, including taxes	110.2	(61.9)	52.0	(62.1)
	193.1	58.2	137.3	108.3
Adjusted operating cash flow from continuing operations	$270.5	$404.8	$591.2	$795.5

Weighted average number of common shares outstanding - Basic	1,138.1	1,135.8	1,138.5	1,134.9

Adjusted operating cash flow from continuing operations per share	$0.24	$0.36	$0.52	$0.70

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales from Continuing Operations Per Equivalent Ounce Sold

(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Production cost of sales from continuing operations	$464.9	$389.0	$917.5	$760.5
Less: portion attributable to Kupol non-controlling interest(1)	-	(4.1)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(4.9)	(3.7)	(10.3)	(8.6)
Attributable production cost of sales from continuing operations	$460.0	$381.2	$907.2	$730.9

Gold equivalent ounces sold from continuing operations	640,836	688,282	1,253,188	1,393,240
Less: portion attributable to Kupol non-controlling interest(1)	-	(12,968)	-	(63,803)
Less: portion attributable to Chirano non-controlling interest	(6,298)	(5,656)	(14,123)	(12,610)
Attributable gold equivalent ounces sold	634,538	669,658	1,239,065	1,316,827
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$725	$565	$732	$546
Attributable production cost of sales from continuing operations per equivalent ounce sold	$725	$569	$732	$555

(1)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 12 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales from Continuing Operations Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Production cost of sales from continuing operations(1)	$464.9	$389.0	$917.5	$760.5
Less: portion attributable to Kupol non-controlling interest(2)	-	(4.1)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(4.9)	(3.7)	(10.3)	(8.6)
Less: attributable silver sales	(72.0)	(83.4)	(158.2)	(165.4)
Attributable production cost of sales from continuing operations net of silver by- product revenue	$388.0	$297.8	$749.0	$565.5

Gold ounces sold	595,654	605,729	1,156,807	1,226,923
Less: portion attributable to Kupol non-controlling interest(2)	-	(9,349)	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(6,285)	(5,625)	(14,085)	(12,552)
Attributable gold ounces sold	589,369	590,755	1,142,722	1,165,072
Attributable production cost of sales from continuing operations per ounce sold on a by- product basis	$658	$504	$655	$485

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 13 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended June 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	71,952	77,727	71,978	77,269	$54.5	$52.4	$757	$678
Round Mountain	53,147	47,151	52,433	46,941	34.7	34.7	662	739
Kettle River - Buckhorn	35,985	46,237	40,354	45,442	20.5	18.3	508	403
North America Total	161,084	171,115	164,765	169,652	109.7	105.4	666	621

Kupol (100%)	149,214	184,066	156,716	199,773	73.2	69.1	467	346
Russia Total	149,214	184,066	156,716	199,773	73.2	69.1	467	346

Paracatu	118,419	99,893	118,389	95,773	108.2	77.1	914	805
La Coipa	36,113	50,867	30,325	56,906	35.7	40.5	1,177	712
Maricunga	60,841	70,105	61,367	63,407	44.5	26.2	725	413
South America Total	215,373	220,865	210,081	216,086	188.4	143.8	897	665

Tasiast	49,807	47,249	46,296	46,213	44.5	33.6	961	727
Chirano (100%)	63,660	57,898	62,978	56,558	49.1	37.1	780	656
West Africa Total	113,467	105,147	109,274	102,771	93.6	70.7	857	688

Continuing operations	639,138	681,193	640,836	688,282	464.9	389.0	725	565
Discontinued operations(3)	15,105	15,438	15,611	16,165	13.6	13.6	871	841

Operations Total	654,243	696,631	656,447	704,447	$478.5	$402.6	$729	$572
Less Kupol non-controlling interest (25%)(2)	-	(14,596)	-	(12,968)	-	(4.1)
Less Chirano non-controlling interest (10%)	(6,366)	(5,790)	(6,298)	(5,656)	(4.9)	(3.7)
Attributable - Continuing operations	632,772	660,807	634,538	669,658	$460.0	$381.2	$725	$569
Attributable Total	647,877	676,245	650,149	685,823	$473.6	$394.8	$728	$576

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(3)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 14 Kinross reports 2012 second quarter results	www.kinross.com

Six months ended June 30,	Gold equivalent ounces				Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	Produced		Sold
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	133,668	142,774	132,343	141,935	$106.5	$93.0	$805	$655
Round Mountain	97,905	89,272	95,984	88,496	71.9	67.6	749	764
Kettle River - Buckhorn	78,603	92,089	79,675	93,071	39.5	36.2	496	389
North America Total	310,176	324,135	308,002	323,502	217.9	196.8	707	608

Kupol (100%)	276,184	389,741	283,451	403,111	134.4	134.6	474	334
Russia Total	276,184	389,741	283,451	403,111	134.4	134.6	474	334

Paracatu	223,037	200,320	228,916	203,730	213.6	151.6	933	744
La Coipa	73,853	105,313	74,037	119,837	80.2	78.0	1,083	651
Maricunga	124,830	128,845	130,430	119,250	88.2	53.1	676	445
South America Total	421,720	434,478	433,383	442,817	382.0	282.7	881	638

Tasiast	87,441	98,570	87,123	97,706	80.4	60.2	923	616
Chirano (100%)	139,566	119,935	141,229	126,104	102.8	86.2	728	684
West Africa Total	227,007	218,505	228,352	223,810	183.2	146.4	802	654

Continuing operations	1,235,087	1,366,859	1,253,188	1,393,240	917.5	760.5	732	546
Discontinued operations(3)	30,994	30,251	32,764	29,784	27.4	23.7	836	796

Operations Total	1,266,081	1,397,110	1,285,952	1,423,024	$944.9	$784.2	$735	$551
Less Kupol non-controlling interest (25%)(2)	-	(66,015)	-	(63,803)	-	(21.0)
Less Chirano non-controlling interest (10%)	(13,957)	(11,993)	(14,123)	(12,610)	(10.3)	(8.6)
Attributable - Continuing operations	1,221,130	1,288,851	1,239,065	1,316,827	$907.2	$730.9	$732	$555
Attributable Total	1,252,124	1,319,102	1,271,829	1,346,611	$934.6	$754.6	$735	$560

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(3)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 15 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	June 30,	December 31,
	2012	2011

Assets
Current assets
Cash and cash equivalents	$1,340.3	$1,766.0
Restricted cash	54.8	62.1
Short-term investments	-	1.3
Accounts receivable and other assets	383.5	309.4
Inventories	1,015.4	976.2
Unrealized fair value of derivative assets	2.2	2.8
	2,796.2	3,117.8
Non-current assets
Property, plant and equipment	9,638.2	8,959.4
Goodwill	3,382.3	3,420.3
Long-term investments	60.5	79.4
Investments in associates	511.1	502.5
Unrealized fair value of derivative assets	4.0	1.1
Deferred charges and other long-term assets	446.6	406.4
Deferred tax assets	35.5	21.9
Total assets	$16,874.4	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$596.0	$575.3
Current tax payable	142.0	82.9
Current portion of long-term debt	475.9	32.7
Current portion of provisions	35.3	38.1
Current portion of unrealized fair value of derivative liabilities	51.5	66.7
	1,300.7	795.7
Non-current liabilities
Long-term debt	1,147.7	1,600.4
Provisions	592.9	597.1
Unrealized fair value of derivative liabilities	27.9	32.7
Other long-term liabilities	130.3	133.1
Deferred tax liabilities	960.8	879.1
Total liabilities	4,160.3	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,680.6	$14,656.6
Contributed surplus	79.8	81.4
Accumulated deficit	(2,081.7)	(2,249.9)
Accumulated other comprehensive loss	(36.3)	(97.7)
Total common shareholders’ equity	12,642.4	12,390.4
Non-controlling interest	71.7	80.3
Total equity	12,714.1	12,470.7

Total liabilities and equity	$16,874.4	$16,508.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,139,280,972	1,137,732,344

p. 16 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(Unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011

Revenue
Metal sales	$1,006.7	$963.6	$2,014.8	$1,881.7

Cost of sales
Production cost of sales	464.9	389.0	917.5	760.5
Depreciation, depletion and amortization	157.0	146.3	299.7	297.0
Total cost of sales	621.9	535.3	1,217.2	1,057.5
Gross profit	384.8	428.3	797.6	824.2
Other operating costs	10.8	9.1	22.3	13.0
Exploration and business development	71.2	26.3	129.9	49.9
General and administrative	44.0	40.1	83.7	83.4
Operating earnings	258.8	352.8	561.7	677.9
Other income (expense) - net	(28.5)	17.0	(16.2)	105.1
Equity in gains (losses) of associates	(1.7)	0.2	(2.9)	-
Finance income	1.1	1.6	2.1	3.7
Finance expense	(9.0)	(16.0)	(18.8)	(32.3)
Earnings before taxes	220.7	355.6	525.9	754.4
Income tax expense - net	(104.7)	(97.5)	(319.1)	(209.1)
Earnings from continuing operations after tax	116.0	258.1	206.8	545.3
Earnings from discontinued operations after tax	37.8	3.1	43.9	7.0
Net earnings	$153.8	$261.2	$250.7	$552.3
Net earnings from continuing operations attributed to:
Non-controlling interest	$0.2	$13.8	$(8.6)	$54.8
Common shareholders	$115.8	$244.3	$215.4	$490.5

Net earnings attributed to:
Non-controlling interest	$0.2	$13.8	$(8.6)	$54.8
Common shareholders	$153.6	$247.4	$259.3	$497.5

Earnings per share from continuing operations attributable to common shareholders
Basic	$0.10	$0.22	$0.19	$0.43
Diluted	$0.10	$0.21	$0.19	$0.43
Net earnings per share attributable to common shareholders
Basic	$0.13	$0.22	$0.23	$0.44
Diluted	$0.13	$0.22	$0.23	$0.44
Weighted average number of common shares outstanding (millions)
Basic	1,138.1	1,135.8	1,138.5	1,134.9
Diluted	1,144.3	1,141.4	1,144.4	1,140.7

p. 17 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Net inflow (outflow) of cash related to the following activities:		Note 4		Note 4

Operating:
Net earnings from continuing operations	$116.0	$258.1	$206.8	$545.3
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	157.0	146.3	299.7	297.0
(Gains) losses on acquisition/disposition of assets and investments - net	0.5	(0.6)	0.5	(31.4)
Equity in (gains) losses of associates	1.7	(0.2)	2.9	-
Non-hedge derivative gains - net	(3.4)	(7.1)	(13.5)	(48.1)
Settlement of derivative instruments	20.3	-	48.7	-
Share-based compensation expense	9.4	10.2	18.9	18.4
Accretion expense	5.3	13.8	10.7	26.5
Deferred tax (recovery) expense	(14.0)	(19.0)	83.5	(12.1)
Foreign exchange (gains) losses and other	(2.0)	3.3	(18.3)	(0.1)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(53.0)	(131.8)	(85.4)	(167.9)
Inventories	(50.2)	11.7	(48.6)	(2.5)
Accounts payable and accrued liabilities, excluding interest and taxes	22.7	181.6	140.1	245.0
Cash flow provided from operating activities	210.3	466.3	646.0	870.1
Income taxes paid	(132.9)	(119.7)	(192.1)	(182.9)
Net cash flow of continuing operations provided from operating activities	77.4	346.6	453.9	687.2
Net cash flow of discontinued operations provided from operating activities	9.6	14.7	14.8	9.2

Investing:
Additions to property, plant and equipment	(431.2)	(408.8)	(961.4)	(661.7)
Net proceeds from the sale of long-term investments and other assets	-	-	0.2	101.1
Additions to long-term investments and other assets	-	(64.7)	(12.7)	(76.5)
Net proceeds from the sale of property, plant and equipment	0.2	0.7	0.2	0.8
Disposals (additions) of short-term investments	0.2	(1.3)	1.3	(1.3)
Increase (decrease) in restricted cash	0.4	(3.9)	1.3	(3.9)
Interest received	1.2	0.7	2.1	1.9
Other	0.4	(2.7)	0.1	(3.0)
Net cash flow of continuing operations used in investing activities	(428.8)	(480.0)	(968.9)	(642.6)
Net cash flow of discontinued operations provided from (used in) investing activities	204.4	(14.1)	198.9	(16.7)

Financing:
Issuance of common shares on exercise of options and warrants	1.6	6.0	3.5	14.9
Acquisition of CMGC 25% non-controlling interest	-	(335.4)	-	(335.4)
Proceeds from issuance of debt	168.9	99.6	296.3	192.6
Repayment of debt	(170.7)	(111.1)	(322.5)	(215.6)
Interest paid	(1.6)	(0.5)	(4.8)	(5.1)
Dividends paid to common shareholders	-	-	(91.1)	(56.8)
Settlement of derivative instruments	-	(9.4)	-	(19.7)
Other	(0.1)	-	(0.8)	(5.7)
Net cash flow of continuing operations used in financing activities	(1.9)	(350.8)	(119.4)	(430.8)
Net cash flow of discontinued operations used in financing activities	(0.3)	(0.7)	(0.6)	(1.4)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(7.0)	3.8	(4.4)	8.8
Decrease in cash and cash equivalents	(146.6)	(480.5)	(425.7)	(386.3)
Cash and cash equivalents, beginning of period	1,486.9	1,560.8	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,340.3	$1,080.3	$1,340.3	$1,080.3

p. 18 Kinross reports 2012 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production (11)	Gold Eq Sales (11)	Production costs of sales(12)	Production cost of sales(12)/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox(3)	Q2 2012	100	13,084	0.51	85%	71,952	71,978	$54.5	$757	$38.4	$11.3
		Q1 2012	100	4,156	0.46	84%	61,716	60,365	52.0	861	24.8	9.1
		Q4 2011	100	8,197	0.51	79%	70,759	69,973	52.3	747	28.4	10.0
		Q3 2011	100	9,415	0.49	77%	76,261	75,611	53.8	712	26.8	15.4
		Q2 2011	100	10,000	0.59	79%	77,727	77,269	52.4	678	26.2	17.2
	Round Mountain (4)	Q2 2012	50	4,674	0.82	74%	53,147	52,433	34.7	662	19.3	8.4
		Q1 2012	50	5,121	0.92	78%	44,758	43,551	37.3	856	13.6	7.8
		Q4 2011	50	6,317	0.98	81%	43,584	44,231	26.4	597	22.2	6.1
		Q3 2011	50	6,989	0.95	74%	54,588	52,658	35.2	668	9.6	8.8
		Q2 2011	50	6,960	0.99	76%	47,151	46,941	34.7	739	7.9	7.2
	Kettle River	Q2 2012	100	111	11.52	92%	35,985	40,354	20.5	508	3.2	18.2
		Q1 2012	100	112	12.81	90%	42,618	39,321	18.9	481	0.5	18.9
		Q4 2011	100	123	12.24	89%	42,003	43,089	19.2	446	3.0	21.6
		Q3 2011	100	110	13.06	91%	41,200	42,109	19.5	463	3.9	17.5
		Q2 2011	100	104	14.77	89%	46,237	45,442	18.3	403	3.4	20.0
Russia	Kupol - 100%(6)	Q2 2012	100	329	12.23	93%	149,214	156,716	73.2	467	12.3	29.4
		Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	184,066	199,773	69.1	346	16.1	37.0
	Kupol (6)(7)(8)	Q2 2012	100	329	12.23	93%	149,214	156,716	73.2	467	12.3	29.4
		Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	169,470	186,805	65.0	348	15.2	35.4
South America	Paracatu	Q2 2012	100	12,988	0.38	74%	118,419	118,389	108.2	914	67.2	19.2
		Q1 2012	100	12,910	0.35	72%	104,618	110,527	105.4	954	74.6	14.6
		Q4 2011	100	11,578	0.42	74%	117,977	112,048	82.6	737	131.6	15.1
		Q3 2011	100	13,202	0.43	74%	135,099	133,827	89.7	670	105.9	16.9
		Q2 2011	100	10,014	0.41	76%	99,893	95,773	77.1	805	65.2	14.3
	Crixás (13)	Q2 2012	50	302	3.43	91%	15,105	15,611	13.6	871	3.6	4.9
		Q1 2012	50	282	3.82	91%	15,889	17,153	13.8	805	3.8	4.0
		Q4 2011	50	302	4.58	93%	20,781	17,379	11.3	650	7.1	3.6
		Q3 2011	50	300	3.49	92%	15,551	16,594	15.3	922	5.4	3.7
		Q2 2011	50	312	3.35	93%	15,438	16,165	13.6	841	6.9	3.6
	La Coipa (5)	Q2 2012	100	1,256	0.72	77%	36,113	30,325	35.7	1,177	22.2	6.2
		Q1 2012	100	1,467	0.56	78%	37,740	43,712	44.5	1,018	15.3	4.5
		Q4 2011	100	1,060	0.58	85%	34,435	35,629	35.4	994	23.2	3.3
		Q3 2011	100	1,011	0.70	76%	38,539	35,566	32.1	903	17.4	6.6
		Q2 2011	100	1,131	0.72	81%	50,867	56,906	40.5	712	15.3	8.1
	Maricunga	Q2 2012	100	3,487	0.65	nm	60,841	61,367	44.5	725	50.7	5.5
		Q1 2012	100	4,014	0.66	nm	63,989	69,063	43.7	633	35.6	6.3
		Q4 2011	100	3,960	0.76	nm	54,281	52,987	22.2	419	34.0	4.8
		Q3 2011	100	3,284	0.80	nm	53,123	58,591	30.2	515	29.9	5.5
		Q2 2011	100	4,023	0.86	nm	70,105	63,407	26.2	413	44.3	7.1
West Africa	Tasiast(10)	Q2 2012	100	5,133	1.74	86%	49,807	46,296	44.5	961	124.3	19.9
		Q1 2012	100	1,597	1.71	89%	37,634	40,827	35.9	879	260.0	13.8
		Q4 2011	100	4,581	2.33	88%	54,874	50,800	37.2	732	204.6	14.8
		Q3 2011	100	2,679	2.05	87%	47,175	48,455	40.8	842	88.3	18.4
		Q2 2011	100	1,990	1.60	91%	47,249	46,213	33.6	727	92.1	14.5
	Chirano - 100%	Q2 2012	90	802	2.70	92%	63,660	62,978	49.1	780	20.6	36.9
		Q1 2012	90	854	2.97	93%	75,906	78,251	53.7	686	22.5	41.8
		Q4 2011	90	917	2.70	93%	73,539	67,876	45.3	667	28.6	28.4
		Q3 2011	90	949	2.45	91%	68,372	68,697	50.5	735	19.5	23.6
		Q2 2011	90	858	2.28	91%	57,898	56,558	37.1	656	29.0	19.3
	Chirano (9)	Q2 2012	90	802	2.70	92%	57,294	56,680	44.2	780	18.5	33.2
		Q1 2012	90	854	2.97	93%	68,315	70,426	48.3	686	20.3	37.6
		Q4 2011	90	917	2.70	93%	66,185	61,086	40.8	667	25.7	25.6
		Q3 2011	90	949	2.45	91%	61,535	61,828	45.5	735	17.6	21.2
		Q2 2011	90	858	2.28	91%	52,108	50,902	33.4	656	26.1	17.4

p. 19 Kinross reports 2012 second quarter results	www.kinross.com

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.

(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)
Includes 9,632,000 tonnes placed on the heap leach pad during the second quarter of 2012, and 10,547,000 tonnes for the first six months of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.33 grams per tonne for both the three and six months ended June 30, 2012.

(4)
Includes 3,752,000 tonnes placed on the heap leach pad during the second quarter of 2012, and 8,062,000 tonnes for the first six months of 2012. The presentation has been amended to reflect mill grade and recovery only, with heap leach grade disclosed separately, rather than a blended rate for mill and heap leach grades.  Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne for the second quarter of 2012, and 0.45 tonnes for the first six months of 2012. In addition, the presentation has been amended to exclude tonnes transferred between heap leach pads.

(5)	La Coipa silver grade and recovery were as follows: Q2 (2012) 42.04 g/t, 46%; Q1 (2012) 38.78 g/t, 51%; Q4 (2011) 56.82 g/t, 54%; Q3 (2011) 65.00 g/t, 43%; Q2 (2011) 58.85 g/t, 55%

(6)	The Kupol segment excludes Dvoinoye capital expenditures.

(7)	Kupol silver grade and recovery were as follows: Q2 (2012) 187.49 g/t, 87%; Q1 (2012) 171.8 g/t, 85%; Q4 (2011) 170.52 g/t,85%; Q3 (2011) 159.03 g/t, 82%; Q2 (2011) 215.21 g/t, 84%

(8)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(9)	Includes Kinross’ share of Chirano at 90%.

(10)
Includes 4,477,000 tonnes placed on the heap leach pad during the second quarter of 2012, and 5,480,000 tonnes for the first six months of 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.47 grams per tonne for the second quarter of 2012, and 0.49 grams per tonne for the first six months of 2012.

(11)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2012: 54.77:1, Q1 2012: 51.82:1, Q4 2011: 52.64:1, Q3 2011: 43.87:1, Q2 2011: 39.67:1.

(12)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(13)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 20 Kinross reports 2012 second quarter results	www.kinross.com